Instacare Corp.

2660 Townsgate Road #300

Westlake Village, CA  91361

August 28, 2008

Mr. Raj Rajan

Staff Accountant

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:

InstaCare Corp.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 3, 2008

File No.  000-33187

Dear Mr. Rajan:

This correspondence is in response to your letter dated August 20, 2008 in reference to our Form 10-K for the fiscal year ended December 31, 2007 filed on April 3, 2008, your File No. 000-33187.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.

We note that during the current fiscal year you filed a registration statement on Form S-8. As a result, please file a current consent in accordance with Item 601 of regulation S-K.

Answer: We acknowledge the Commission’s comment. We have obtained, and will file the current consent as an exhibit to the amended form 10-K as follows:

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF

INSTACARE CORP.

We consent to the incorporation by reference in the Registration Statement No, 333-145851 on Form S-8 of instaCare Corp., relating to our audits of the consolidated financial statements of instaCare Corp. included in the Annual Report on Form 10-KSB of instaCare Corp. for the years ended December 31, 2007 and 2006.

/s/ Weaver & Martin, LLC

Weaver & Martin, LLC

Certified Public Accountants

Kansas City, Missouri

Date: March 31, 2008

Management’s Reports on Internal Control Over Financial Reporting, page 49

2.

We note you concluded your internal control over financial reporting was not effective as of December 31, 2007. Considering this conclusion, please revise to disclose the following

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The basis for you ineffective conclusion (e.g. discovery of a material weakness)

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The nature of any material weakness

•

When the material weakness, if any, was identified, by whom it was identified and when the material weakness first began

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The impact of the material weakness on your financial reporting and the control environment, and

•

Management’s current plans, if any, to remediate the weakness.

Answer: We concur with the Commision’s comment and have augmented our disclosures within item 9 of our amended Form 10-K as presented below:

Item 9A. Controls and Procedures.

Our Chief Financial Officer, Keith Berman, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Report.  Based on the evaluation, Mr. Berman concluded that our disclosure controls and procedures are effective in timely altering them to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic SEC filings.

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as is defined in the Securities Exchange Act of 1934. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute, assurance, with respect to reporting financial information.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. We evaluated control deficiencies identified through our test of the design and operating effectiveness of controls over financial reporting to determine whether the deficiencies, individually or in combination, are significant deficiencies or material weaknesses. Our evaluation of the significance of each deficiency included both quantitative and qualitative factors. Based on that evaluation, the Company’s management concluded that as of December 31, 2007, and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, the Company’s disclosure controls and procedures are not effective, for the reason discussed below:

Our chief financial officer concluded that we have a material weakness in our internal control over financial reporting because we do not have adequate segregation of duties.  The material weakness was discovered during November of 2007 when management was testing the effectiveness of our internal controls. As a result of the loss of an employee within the accounting department, certain functions were re-assigned to outside financial consultants which created a weakness that could have led to misstatements within our financial statements. The majority of our financial reporting is carried out by our financial consultant.

Remediation Initiative

We have rectified this weakness by implementing certain processes within our accounting function that provide checks and balances over all functions that could potentially have a material impact on our financial statements. We recently engaged Accuity Financial Inc., an outside consulting firm, to assist the Company in improving the Company's internal control system based on COSO Framework. We also will increase our efforts to hire the qualified resources in order to implement the necessary segregation of duties once we have the necessary additional financial resources.

Despite the deficiency reported above, the Company's management believes that its financial statements included in this report fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report. (b) Report of Independent Registered Public Accounting Firm: This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting pursuant to Smaller Reporting Company rules of the Securities and Exchange Commission.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

/s/ Keith Berman

Keith Berman

Chief Financial Officer

3.

Please provide a statement in substantially the following form to comply with Item 308(T)(a)(4) of Regulation S-K as follows: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

Answer: We agree with the Commission’s comment and will include a paragraph with the disclaimer in our amendments to item 9 within the amended form 10-K.

Signatures

4.

Please provide a signature page and executed signatures in the format set forth by Form 10-K. Please ensure to include signature of the Principal Executive Officer. See General Instruction D to Form 10-K.

Answer: We acknowledge the Commission’s comment and will amend the exhibit to include reference to Keith Berman as both, the Principal Executive Officer and Chief Financial Officer in our amended form 10-K.

Section 302 and 906 Certifications

5.

Please amend to file Section 302 and 906 certifications that include the date and the conformed signature above the signature line.

Answer: We acknowledge the Commission’s comment and will amend the exhibits to include the dates of certification in our amended form 10-K.

6.

Please amend to file section 302 and 906 certifications of your principal executive officer. If your principal financial officer was also serving as your principal executive officer, please amend your certifications to include this additional role.

Answer: We acknowledge the Commission’s comment and will amend the exhibit to include reference to Keith Berman as both, the Principal Executive Officer and Chief Financial Officer in our amended form 10-K.

Other Exchange Act Filings

7.

We note from your disclosure in your Forms 10-Q that your disclosure controls and procedures were effective as of March 31, 2008 and June 30, 2008. However, you stated in your most recent Form 10-K that your disclosure controls and procedures were not effective as of December 31, 2007. Please revise your disclosure in the appropriate Form 10-Q to discuss the corrective actions you have made to your disclosure controls and procedures since December 31, 2007 to conclude that these controls are now effective at subsequent period ends.

Answer: Respectfully, the Company had remedied the material weakness that caused the ineffective internal controls over financial reporting as disclosed in our report for the year ended December 31, 2007 prior to year end, therefore, the disclosure controls and procedures were effective as of March 31, 2008 and subsequently. Our revised reporting as noted in response to question 2 of this comment letter, and within the restated form 10-K for the year ended December 31, 2008 explains the remediation. As such, we don’t believe any restatements of subsequent quarterly reports are necessary.

In connection with our responses to your comments above, we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Keith Berman

Keith Berman

Principal Executive Officer and CFO

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